UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Aslan Pharmaceuticals Limited
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

04522R101**
(CUSIP Number)

February 24, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number assigned to the American Depository Shares (“ADSs”) of the Issuer.  Each one (1) ADS represented five (5) Ordinary Shares as of the Date of Event Which Requires Filing of this Statement.  Effective March 13, 2023, each one (1) ADS represents twenty-five (25) Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 04522R101	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
K2 HealthVentures Equity Trust LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
26,466,126 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
26,466,126 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,466,126 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Items 2 and 4

CUSIP No. 04522R101	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
Parag Shah

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
26,466,126 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
26,466,126 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,466,126 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1) See Items 2 and 4

CUSIP No. 04522R101	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
Anup Arora

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
26,466,126 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
26,466,126 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,466,126 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1) See Items 2 and 4

CUSIP No. 04522R101	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

Aslan Pharmaceuticals Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Temasek Avenue, Level 18 Centennial Tower, Singapore 039190

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	K2 HealthVentures Equity Trust LLC (“K2HV Equity”);
ii.	Parag Shah (“Mr. Shah”); and
iii.	Anup Arora (“Mr. Arora”).

This Statement on Schedule 13G relates to Ordinary Shares (as defined herein) and warrants to acquire Ordinary Shares held directly by K2HV Equity, including: (i) 11,235,955 Ordinary Shares; (ii) warrants to purchase 1,402,891 Ordinary Shares, with an exercise price of $0.5257 per Share (the “Loan Warrants”); (iii) warrants to purchase 7,692,310 Ordinary Shares, American Depositary Shares (“ADS”) representing the same number of Ordinary Shares, or pre-funded warrants to purchase an equivalent amount of Ordinary Shares or ADS, with an exercise price of $1.30 per ADS* (the “Tranche 1A Warrants”); and (iv) warrants to purchase 6,134,970 Ordinary Shares, ADS representing the same number of Ordinary Shares, or pre-funded warrants to purchase an equivalent amount of Ordinary Shares or ADS, with an exercise price of $1.63 per ADS* (the “Tranche 2A Warrants”).  This amount excludes (i) warrants to purchase 7,692,310 Ordinary Shares, ADS representing the same number of Ordinary Shares, or pre-funded warrants to purchase an equivalent amount of Ordinary Shares or ADS, with an exercise price of $1.30 per ADS* (the “Tranche 1B Warrants”) and (ii) warrants to purchase 6,134,970 Ordinary Shares, ADS representing the same number of Ordinary Shares, or pre-funded warrants to purchase an equivalent amount of Ordinary Shares or ADS, with an exercise price of $1.63 per ADS* (the “Tranche 2B Warrants”), because each of the Tranche 1B Warrants and the Tranche 2B Warrants is not currently exercisable and only becomes exercisable upon public disclosure by the Issuer of certain data related to two separate clinical trials.  The Reporting Persons may not exercise any portion of the Tranche 1A Warrants, Tranche 2A Warrants, Tranche 1B Warrants, or Tranche 2B Warrants into Ordinary Shares to the extent that, upon exercise, the beneficial ownership of the Reporting Persons (including any affiliates and any persons acting as a “group”, as such term is used for purposes of Section 13(d) of the Act, with the Reporting Persons) would exceed 9.99% of the total number of Ordinary Shares outstanding (the “Blocker”).  The Reporting Persons may, upon notice to the Issuer, increase or decrease the 9.99% Cap, provided that any increase will not be effective until the 61st day after such notice is delivered to the Issuer and in no event may exceed 19.99%.

*These exercise prices are based on the ratio of one (1) ADS representing five (5) Ordinary Shares in effect at the time of the purchase agreement related to the warrants.  However, effective March 13, 2023, this ratio changed to one (1) ADS representing twenty-five (25) Ordinary Shares, and these exercise prices were adjusted accordingly.

K2HV Equity is an investment vehicle for holding equity securities and may be deemed to directly beneficially own the Ordinary Shares that it holds directly and that it has the right to acquire upon exercise of the Loan Warrants, Tranche 1A Warrants, and Tranche 2A Warrants, as reported herein.  Mr. Shah and Mr. Arora serve as the managing members of K2HV Equity and, in such capacities, may be deemed to indirectly beneficially own the Ordinary Shares that K2HV directly beneficially owns.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 855 Boylston Street, 10th Floor, Boston, MA 02116.

Item 2(c).	Citizenship:

K2HV Equity is a Delaware limited liability company.  Each of Mr. Shah and Mr. Arora is a citizen of the United States of America.

Item 2(d).	Titles of Classes of Securities:

Ordinary shares, par value $0.01 per share (“Ordinary Shares”).

Item 2(e).	CUSIP Number: 04522R101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 04522R101	Page 6 of 9 Pages
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 26,466,126 Ordinary Shares.  This amount includes 11,235,955 Ordinary Shares held directly by K2HV Equity and an aggregate 15,230,171 Ordinary Shares that K2HV Equity has the right to acquire within 60 days upon exercise of the Loan Warrants, Tranche 1A Warrants, and Tranche 2A Warrants.

Item 4(b).	Percent of Class:

As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.2% of the Ordinary Shares outstanding.

The percentages set forth herein are calculated based on the sum of: (i) 348,723,365 Ordinary Shares outstanding as of June 30, 2022, as reported in the Issuer’s Prospectus Supplement on Form 424B5, filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2022; (ii) an aggregate 59,957,865 Ordinary Shares issued on February 27, 2023, upon closing of the private placement transaction reported in the Issuer’s current report on Form 6-K filed with the SEC on February 24, 2023; and (iii) an aggregate 15,230,171 Ordinary Shares issuable to the Reporting Persons upon exercise of the Loan Warrants, Tranche 1A Warrants, and Tranche 2A Warrants, which have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

Item 4(c).	Number of Shares as to which such person has:

K2HV Equity, Mr. Shah and Mr. Arora
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	26,466,126
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	26,466,126

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04522R101	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

K2 HEALTHVENTURES EQUITY TRUST LLC

	By:	/s/ Anup Arora
	Name:	Anup Arora
	Title:	Managing Member

PARAG SHAH

	By:	/s/ Parag Shah

ANUP ARORA

	By:	/s/ Anup Arora

CUSIP No. 04522R101	Page 8 of 9 Pages
EXHIBIT INDEX

Exhibit	Page No.

A – Joint Filing Agreement	9